Exhibit D-2

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2024 on Form 18-K filed with the SEC on September 30, 2025, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2024, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2024.

GENERAL

In 2024, the Republic’s GDP increased by 3.3% compared to the previous year. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

The Republic’s GDP increased by 2.5% in the first quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 4.9% in the second quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 3.7% in the third quarter of 2025 compared with the same quarter of 2024. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of January 2, 2026:

Number of Seats
Justice and Development Party (AKP)	272
Republican People’s Party (CHP)	138
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	29
New Path Party (YYP)	21
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	11

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

Russia & Ukraine

On November 19, 2025, Türkiye’s President Recep Tayyip Erdogan welcomed Ukrainian President Volodymyr Zelenskyy in Ankara. President Erdogan stated at the news conference with his Ukrainian counterpart that Türkiye believes it would be beneficial for the Istanbul process on the Ukraine war to be implemented with a comprehensive framework that can address acute problems, and urged all partners who want to stop the bloodshed between Russia and Ukraine to take a constructive stance on the Istanbul process.

On December 12, 2025, Türkiye’s President Recep Tayyip Erdogan and Russian President Vladimir Putin met on the margins of the International Peace and Trust Forum in Turkmenistan’s capital Ashgabat and discussed bilateral ties and the comprehensive peace efforts regarding the Russia-Ukraine war. President Erdogan said he is following closely peace talks to end the ongoing Russia-Ukraine war, adding that Ankara can host the peace talks.

Palestine & Israel

At the Doha Forum in Qatar on December 6, 2025, Turkish Foreign Minister Hakan Fidan stated that Türkiye is ready to “do whatever it takes” to contribute to ongoing Gaza peace efforts, including participation in an International Stabilization Force in the Gaza Strip.

On December 19, 2025, the United States, Türkiye, Egypt, and Qatar held a meeting in Miami to discuss the parameters for moving to the second phase of the Gaza Peace Plan.

Iraq & Syria

On October 21, 2025, The Turkish parliament extended the Turkish armed forces’ mandate to operate in Iraq and Syria until October 30, 2028.

On October 26, 2025, the PKK declared that its armed elements within Türkiye’s borders are in the process of withdrawing to Iraq.

On November 28, 2025, the Turkish Ministry of Foreign Affairs stated that Israel’s attacks on the town of Beit Jinn on the outskirts of Damascus violated Syria’s sovereignty and territorial integrity and had to brought to an end immediately.

South Caucasus

On December 29, 2025, Turkish Foreign Ministry declared that Türkiye and Armenia have agreed to mutually facilitate visa procedures for their diplomatic, service, and special passport holders. The Foreign Ministry added that Ankara and Yerevan also reaffirm their commitment to continuing the normalization process between the two countries unconditionally, with the goal of full normalization.

United Kingdom

On July 23, 2025, Turkish Minister of National Defense Yasar Güler and John Healey, UK Secretary of State for Defence, signed a MoU regarding the potential procurement of up to 40 Eurofighter Typhoon jets.

Africa

On December 17, 2025, Türkiye’s industrial group OYAK and Somalia’s Fisheries and Blue Economy Ministry on Wednesday signed a strategic cooperation and services agreement to cooperate in the fisheries sector. The agreement aims to ensure that fisheries activities in Somalia are carried out under a centralized, sustainable, and fully registered framework. As part of the agreement, SOMTURK, a company established within this framework, will be responsible for managing all licensing processes related to fisheries activities in Somalia’s exclusive economic zone. Fishing permits in Somali territorial waters will be issued exclusively by SOMTURK.

On December 30, 2025, Turkish President Recep Tayyip Erdogan received his Somali counterpart Hassan Sheikh Mohamud. Israel’s decision to recognize Somaliland is illegitimate and unacceptable, the Turkish president said in news conference with Somali counterpart. President Erdogan reiterated that the preservation of Somalia’s unity and integrity under all circumstances is a priority for Türkiye. As Somalia faces threats to its territorial integrity and sovereignty, it has felt the support of Türkiye and the Turkish people, Somali President Mohamud said for his part.

On December 22, 2025, The Turkish parliament extended the Turkish armed forces’ mandate to operate in Libya by two more years.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of December 25, 2025, Türkiye had granted temporary protection to 2,353,402 Syrians.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 27,091 billion in 2023. In the first quarter of 2024, nominal GDP was TL 9,076 billion. In the second quarter of 2024, nominal GDP was TL 10,142 billion. In the third quarter of 2024, nominal GDP was TL 12,308 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 13,061 billion. Nominal GDP was approximately TL 44,587 billion in 2024. In the first quarter of 2025, nominal GDP was TL 12,538 billion. In the second quarter of 2025, nominal GDP was TL 14,606 billion. In the third quarter of 2025, nominal GDP was TL 17,425 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of May 30, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2	2025 Q3
1.	A- Agriculture, forestry and fishing	2.5	4.3	10.2	5.2	2.4	3.8	8.8
2.	BCDE- Industry	21.5	19.8	18.7	19.3	18.7	18.5	17.4
3.	F- Construction	5.9	6.4	5.8	5.4	5.9	6.5	6.0
4.	GHI- Services	24.5	25.2	24.3	25.5	23.4	25.3	23.8
5.	J- Information and communication	2.3	2.5	2.3	2.9	2.4	2.6	2.5
6.	K- Financial and insurance activities	4.2	3.6	3.0	2.8	4.0	3.9	3.7
7.	L- Real estate activities	7.2	8.0	7.6	7.7	10.0	9.5	9.4
8.	MN- Professional, administrative and support service activities	5.3	5.4	4.7	6.1	5.4	5.5	4.8
9.	OPQ- Public administration, education, human health and social work activities	13.0	11.7	11.1	10.9	13.6	11.4	11.1
10.	RST- Other service activities	3.0	1.9	1.6	2.5	2.9	1.8	1.6
11.	Sectoral total	89.3	88.8	89.3	88.2	89.0	88.8	89.1
12.	Taxes-Subsidies	10.7	11.2	10.7	11.8	11.0	11.2	10.9
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

In November 2025, the Republic’s monthly CPI increased by 0.87% and domestic PPI increased by 0.84% compared to the previous month. In November 2025, the Republic’s annual CPI and domestic PPI increased by 31.07% and 27.23%, respectively, as compared to the same month of the previous year.

On December 10, 2025, the Government offered an interest rate of 37.72% for its 672-day TL denominated fixed coupon Government Bond, compared to 43.85% for its 602-day TL denominated fixed coupon Government Bond on December 18, 2024.

On December 10, 2025, the Government offered an interest rate of 34.49% for its 1757-day TL denominated fixed coupon bond issuance compared to 34.45% for its 1736-day TL denominated fixed coupon Government Bond on December 11, 2024.

The industrial production index increased by 2.2% in October 2025 compared to the same month of the previous year.

In November 2025, the seasonally adjusted unemployment rate increased by 0.1 percentage points to 8.6% as compared to the previous month. In November 2025, the seasonally adjusted employment rate increased by 0.1 percentage points to 49.2% and the number of employed people increased by 75,000 to 32,737 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2025	Unemployment Rate (%)	Unemployment (thousands)
January	8.5	3,004
February	8.2	2,896
March	8.0	2,853
April	8.6	3,056
May	8.4	2,996
June	8.6	3,048
July	8.2	2,887
August	8.6	3,059
September	8.6	3,070
October	8.5	3,044
November	8.6	3,098

Source: TURKSTAT

On September 8, 2025 the Medium-Term Program (MTP) for the period covering 2026-2028 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2025, 3.8% in 2026, 4.3% in 2027, and 5% in 2028. Inflation is expected to be 28.5% by the end of 2025, 16% in 2026, 9% in 2027, and 8% in 2028. On the other hand, the budget deficit is projected to be 3.5% of GDP in 2026 and 2.8% at the end of the program period. The unemployment rate is projected to be 8.5% at the end of this year, with a target of 8.4% for 2026, 8.2% for 2027, and 7.8% for 2028.

TOURISM

In 2024, the number of foreign visitors visiting the Republic increased by 6.95% to 52,629,283 people compared to the previous year. In November 2025, the number of foreign visitors visiting the Republic increased by 2.61% to 2,804,911 people compared to the same month in 2024. In the fourth quarter of 2024, tourism revenues increased by 14.5% compared to the same period of 2023 and reached U.S.$13,788,036,000. In 2024, tourism income increased by 8.3% and reached U.S.$61,103,419,000 compared to the previous year. In the third quarter of 2025, tourism income increased by 3.9% compared to the same period of 2024 and reached U.S.$ 24,257,815,000.

EMPLOYMENT AND WAGES

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In the third quarter of 2025, the seasonally adjusted total civilian employment was 32.558 million and the seasonally adjusted labor force participation rate was at 53.5% with 0.1 percentage point decrease compared to the previous quarter. In November 2025, the seasonally adjusted total civilian employment was 32.737 million and the seasonally adjusted labor force participation rate was at 53.8% with 0.1 percentage point increase compared to the previous month.

On December 23, 2025, Turkish Labor and Social Security Minister Vedat Işıkhan announced that the minimum wage in the Republic for 2026 will be increased by 27% to TL 28,075 from TL 22,104, and that government support for the minimum wage will be increased from TL 1,000 to TL 1,270.

As of November 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 593.660 billion.

As of November 2025, 76.54 % of the Unemployment Insurance Fund was invested in bonds, 23.46% of the assets were held in deposits.

As of December 2025, there were 394 pension funds offered to the public. As of December 30, 2025, the total net asset value of these funds increased to approximately TL 2.151 billion from approximately TL 1.240 billion in December 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In October 2025, the trade balance posted a deficit of U.S.$7.580 billion, with a 27.6% increase compared with October 2024. In October 2025, total goods imported (c.i.f.), including gold imports increased by 7.2% over the same in October 2024, reaching U.S.$31.521 billion. In October 2025, the import of capital goods, which are used in the production of physical capital, increased by 20.2% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 7.3% over the same period in 2024; and the import of consumption goods decreased by 4.3% over the same period in 2024. In October 2025, total goods exported (f.o.b.), increased by 2.0% to U.S.$23.941 billion, as compared to approximately U.S.$23.473 billion during the same period of 2024. As of October 2025, 12 months rolling total exports (f.o.b.) were approximately U.S$270.1 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2024 amounted to U.S.$261.8 billion and U.S.$344.0 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$567 million in October 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

October 2025*
in millions of U.S. Dollars
CURRENT ACCOUNT	457
Trade Balance	-5,963
Goods Exports	23,482
Goods Imports	29,445
Services	7,588
Primary Income	-1,132
Secondary Income	-36
CAPITAL ACCOUNT	13
FINANCIAL ACCOUNT	-1,073
Direct Investment: Net acquisition of financial assets	966
Direct Investment: Net incurrence of liabilities	128
Portfolio Investment: Net acquisition of financial assets	1,204
Portfolio Investment: Net incurrence of liabilities	181
Other Investment: Net acquisition of financial assets	3,354
Other Investment: Net incurrence of liabilities	6,288
RESERVE ASSETS	-1,610
NET ERRORS AND OMISSIONS	-3,153

*	Analytic Presentation

In October 2025, the volume of crude oil imports increased by 21.79% compared to October 2024. In October 2025, natural gas imports increased by 3.86% to 4,104.81 million cubic meters compared to 3,952.22 million cubic meters in October 2024. In October 2025, liquefied petroleum gas imports decreased by 17.01% to 251,262.90 tons compared to 302,766.51 tons in October 2024.

As of November 2025, total gross international reserves were U.S.$183,241 million (compared to U.S.$157,738 million as of November 2024). As of November 2025, gold reserves were U.S.$107,629 million (compared to U.S.$64,920 million as of November 2024) and the Central Bank gross foreign exchange reserves were U.S.$67,956 million as of November 2025 (compared to U.S.$85,416 million as of November 2024).

As of November 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$62,847 million (compared to approximately U.S.$49,149 million as of November 2024). As of November 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$42,128 million (compared to approximately U.S.$42,769 million as of November 2024).

As of December 29, 2025, the Central Bank held approximately TL 476.26 billion in public sector deposits.

MONETARY POLICY

On November 7, 2025, the CBRT released the fourth Inflation Report of 2025. In this report, the Central Bank stated that the interim inflation targets for 2025, 2026, and 2027 were kept unchanged at 24%, 16%, and 9%, respectively.

On December 29, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 42.8542 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

In the most recent Central Bank Monetary Policy Committee (the “Committee”) meeting on December 11, 2025, the Committee decided to reduce the policy rate (the one-week repo auction rate) from 39.5% to 38%. The Committee also lowered the Central Bank overnight lending rate from 42.5% to 41% and the overnight borrowing rate from 38% to 36.5%. The Committee stated that the tight monetary policy stance, which will be maintained until price stability is achieved, strengthen the disinflation process through demand, exchange rate, and expectation channels. The Committee will determine the policy rate by taking into account realized and expected inflation and its underlying trend in a way to ensure the tightness required by the projected disinflation path in line with the interim targets, with the step size to be reviewed prudently on a meeting-by-meeting basis with a focus on the inflation outlook. Monetary policy stance will be tightened in case of a significant deviation in inflation outlook from the interim targets. The Committee added that in case of unanticipated developments in credit and deposit markets, monetary transmission mechanism would be supported via additional macroprudential measures, and that liquidity conditions would continue to be closely monitored and liquidity management tools would continue to be used effectively. The next meeting of the Committee is scheduled for January 22, 2026.

As of December 26, 2025, the Central Bank’s international reserve level was approximately U.S.$193.8 billion. The Republic considers both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

BANKING SYSTEM

As of October 2025, the banking system in the Republic had a capital adequacy ratio of 18.88% and a relatively low non-performing loan ratio of 2.39%.

As of October 2025, the loan to deposit ratio and return on average assets of the banking sector were 88.21% and 2.38%, respectively.

With its decision dated November 27, 2025 (published in the Official Gazette dated December 5, 2025), the BRSA granted an operating license to Hayhay Finansman A.Ş., which was granted an establishment license pursuant to the Board’s Decision dated November 27, 2025.

PUBLIC FINANCE AND BUDGET

From January to November 2025, the Central Government consolidated budget expenditures were approximately TL 12,842.57 billion (compared to approximately TL 9,070.22 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 11,571.58 billion (compared to approximately TL 7,793.28 billion in 2024), the Central Government consolidated budget deficit was approximately TL 1,270.99 billion (compared to a deficit of approximately TL 1,276.93 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 666.72 billion (compared to a deficit of approximately TL 81.73 billion in 2024).

In November 2025, the Central Government consolidated budget expenditures were approximately TL 1,250.10 billion (compared to approximately TL 956.11 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 1,419.59 billion (compared to approximately TL 939.46 billion during the same month of 2024), the Central Government consolidated budget surplus was approximately TL 169.49 billion (compared to a deficit of approximately TL 16.65 billion during the same month of 2024), and the Central Government consolidated budget primary surplus was approximately TL 287.41 billion (compared to a surplus of approximately TL 129.65 billion during the same month of 2024).

On December 31, 2025, the 2026 Central Government Budget Law was published in the Official Gazette No. 33124. According to the 2026 Central Government Budget Law, the general budget expenditures and revenues for 2026 are forecasted to be TL 18,801,514,833,000 and TL 16,082,032,487,000 respectively.

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (November)
Budget Expenditures	2,942,748	6,588,016	10,780,614	1,250,103
1-Excluding Interest	2,631,845	5,913,401	9,510,159	1,132,181
Compensation of Employees	615,296	1,324,584	2,666,027	326,745
Social Security Contributions	96,864	185,783	332,217	39,379
Purchase of Goods and Services	257,660	453,895	747,046	103,943
Current Transfers	1,126,363	2,373,847	3,863,915	451,579
Capital Expenditures	276,896	544,011	944,083	113,800
Capital Transfers	48,822	858,256	640,357	67,139
Lending	209,944	173,025	316,513	29,595
2-Interest	310,903	674,615	1,270,455	117,922
Budget Revenues	2,800,088	5,207,566	8,672,832	1,419,589
1-General Budget Revenues	2,738,809	5,097,258	8,443,014	1,391,109
Taxes	2,353,438	4,501,109	7,305,279	1,272,481
Property Income	104,705	133,137	135,666	15,827
Grants and Aids and Special Revenues	28,000	24,987	165,866	6,834
Interest, Shares and Fines	237,727	413,162	792,085	94,391
Capital Revenues	12,357	17,507	32,390	1,515
Collections from Loans	2,583	7,356	11,727	60
2-Special Budget Institutions	48,430	85,135	185,839	24,006
3-Regularity & Supervisory Institutions	12,849	25,174	43,979	4,474
Budget Balance	-142,660	-1,380,450	-2,107,782	169,486
Balance Excluding Interest	168,243	-705,835	-837,327	287,408

Source: Ministry of Treasury and Finance

According to the Medium Term Program covering the period 2025-2027, primary surplus/GDP projections are 0% for 2025, 0.3% for 2026 and 0.6% for 2027.

PRIVATIZATION

As of December 30, 2025, the privatization implementations of Türkiye amounted to approximately U.S.$121.7 million in 2024 and approximately U.S.$1.904 billion in 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$73.51 billion as of December 30, 2025.

DEBT

As of November 2025, the average maturity of the Republic’s domestic cash borrowing was 33.3 months, as compared to 48.0 months as of November 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 38.86% as of November 2025, compared to 38.01% as of November 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$547,698 million (at then- current exchange rates) at the end of the second quarter of 2025. The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2
GROSS EXTERNAL DEBT	494,407	505,530	518,506	517,391	522,985	547,698
SHORT-TERM	173,918	178,613	177,599	180,093	174,769	172,937
Public Sector	39,233	39,998	42,879	43,726	44,396	42,465
Central Bank	46,158	44,691	38,367	34,701	30,096	29,335
Private Sector	88,527	93,924	96,353	101,666	100,277	101,137
LONG-TERM	320,489	326,917	340.907	337.298	348.216	374,761
Public Sector	169.523	172.776	180.371	176.416	176.519	185,839
Central Bank	0	0	0	0	0	0
Private Sector	150.966	154.141	160.535	160.881	171.697	188,922

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 24.1% in the second quarter of 2025. The Republic also maintains a large cash balance to cover its financing needs. As of December 29, 2025, the Republic’s cash account with CBRT was approximately TL 958,4 billion.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	5,142	7,434	15,326	27,091	44,587		17,425	**
Real GDP Growth (%)	1.8	11.8	5.4	5.0	3.3		3.7	**
Unemployment (%)	13.1	12.0	10.4	9.4	8.7		8.6	****
Consumer Price Index (%)	14.60	36.08	64.27	64.77	44.38		31.07	****
Domestic Producer Price Index (%)	25.15	79.89	97.72	44.22	28.52		27.23	****
Current Account Balance (in millions of U.S.$)	-30,980	-6,221	-46,283	-41,469	-10,457		457	***
Central Government External Debt Stock (in millions of U.S.$)	102,317	109,732	113,715	119,607	121,785		126,889	****
Public Sector Borrowing Requirement/GDP (%)	3.93	2.54	2.38	5.62	5.8	*	3.5	†

*	2026-2028 Medium Term Program.
**	As of Q3.
***	As of October 2025.
****	As of November 2025. Unemployment data for November 2025 is seasonally adjusted.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From October 23, 2025 to December 30, 2025, the İstanbul Stock Exchange National 100 Index increased by 5.77%.